Contact

www.linkedin.com/in/gail-jackson-mccray-b05aa753 (LinkedIn)
www.jackson-mccraylawoffices.com (Company)

Top Skills

Real Estate Law / Landlord Tenant
Family Law
Estate Planning

Gail Jackson-McCray

Attorney
San Francisco, California, United States

Summary

Jackson-McCray Law Offices is a boutique law firm focusing in the areas of Estate Planning and Wealth Maintenance, Landlord–Tenant and Family Law.

Jackson-McCray Law Offices was founded by Gail Jackson-McCray Esquire, a solo practitioner, who works to advocate for children and families, those in need of obtaining their equal access and the pursuit of justice and to help to alleviate systematic disenfranchisement of the poor and working class people.

Experience

Jackson-McCray Law Offices
Attorney, Solo Practioner
August 2012 - Present (11 years 1 month)
870 Market Street, Suite 1161, San Francisco CA 94102

Practice Areas:
Family Law - Child Custody; Child & Spousal Support ; Divorce
Probate/Trusts & Estates
Landlord /Tenant
Civil Rights - Discrimination; Harrassment

Office of San Francisco Supervisor Bevan Dufty - Eighth District,
Intern
October 2010 - December 2010 (3 months)

Assisted the Supervisor and Aides in handling constituent complaints by conducting research and
providing the necessary follow-up. Participated in the legislative process by receiving, recording and responding to constituent calls and letters regarding various proposed legislation. Shadowed the Supervisor on site visits designed to assist the Supervisor in the decision making and governing process. Researched and processed In Memoriams for constituents in the Supervisor's district; as well as support to the Supervisor in a variety of clerical and

administrative duties. I worked with the Supervisor during the last months of his second term.

San Francisco Organizing Project, Community Organizer
Community Organizer
June 2008 - November 2009 (1 year 6 months)
San Francisco, CA

Worked with a variety of congregations and/or schools to: find and develop leaders; identify issues important to the local members; design campaign strategies and win policy changes that improve local neighborhoods in San Francisco. Responsibilities included; Building relationships and leadership of members in at least 5 congregations and/or schools; Completing 20 one-on-one relational meetings every week with current and potential leaders of those communities; Training and developing community leaders from these institutions to act in the public arena; Working with clergy and school leaders to support their institutions to act publicly on issues effecting their members: i.e., Working with True Hope and Providence churches around the BVHP development and the unprecedented Community Benefits Agreement; Working with other staff to provide leadership for SFOP's citywide campaigns for healthcare, housing, education, immigration and violence prevention; Participating in PICO National Network initiatives and campaigns to move policy at the state and national levels.

Jones Memorial United Methodist Church
Administrator
October 2002 - December 2006 (4 years 3 months)

Website development and maintenance; Computer Systems design and maintenance; Development and maintenance of a membership and contributions database and reporting system; Created new procedures and policy manuals; Interfacing with church groups and community organizations; Proposal writing and review of Church contracts; Events and facilities management, including the development and maintenance of a Facilities Management Plan, negotiation and review of tenant leases and supervision of event and building maintenance staff, along with appropriate Public relations to maximize the revenue potential of the church facilities; Maintenance of church calendar as well as the Pastor's calendar and travel arrangements; Office management including the procurement and maintenance of all office equipment and the supervision of office and volunteer staff; Instrumental in the negotiation and procurement of a multi-million dollar church refinancing with the Bank of America.

Marin County Public Defender
Legal Assistant / Paralegal
November 1999 - June 2002 (2 years 8 months)
Marin, CA

Primary duties included daily intake interviews; case file organization and indexing; Legal
research and analysis and the use of Lexis/Nexis and Westlaw; Drafting
of legal memoranda and pleadings; extensive trial preparation work which
required the research and briefing of trial issues under time pressure;
Specialized training in complex areas of criminal defense law including cases
which involved a considerable understanding of psychological, statistical
constitutional, statutory and administrative issues. As a member of the defense
team, the most serious were two murder cases, a Sexual Violent Predator
case and a difficult rape case involving sentence enhancement issues.

Law Offices of Mayor Joseph L. Alioto and Angela Alioto
Paralegal
1999 - 1999 (less than a year)

Education

New College of California
Juris Doctorate Degree, 1999, Law · (1996 - 1999)

San Francisco State University
Bachelor of Arts (B.A.), 1995, Speech and Communications · (1989 - 1995)

City College of San Francisco
Associate of Arts Degree, 1990, General Studies · (1987 - 1989)